PRIMERO CONTINUES TO GROW BLACK FOX AT DEPTH AND ANNOUNCES WIDE EXTENSION OF THE FROOME ZONE

Toronto, Ontario, October 26, 2015 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today announces further extensions to the Deep Central Zone at the Company’s Black Fox mine, located near Timmins, Ontario, Canada. Primero additionally reports the expansion of the Froome zone, located approximately 1 kilometre west of the open-pit at its Black Fox Complex.

Highlights:

  Black Fox Continues to Grow at Depth: Wide intercepts demonstrate the continuation of high-grade mineralization at depth and include highlights of 16.0 grams per tonne (“g/t”) gold over 11.9 metres (520-EX482-76) and 15.4 g/t gold over 10.9 metres (520-EX482-64) located over 800 metres below surface.

  Delineation Drilling Continues to Grow the High-Grade Deep Central Zone: Results from the Deep Central Zone including 10.9 g/t gold over 10.5 metres (580-F392-38A), 8.7 g/t gold over 9.1 metres (580-F392-37) and 9.2 g/t gold over 8.4 metres (580-F392-41) have given Primero increased confidence in the wide, high-grade mineralization characteristics of this zone.

  New Gold Zone Materializing at Black Fox: Recent drilling from the Froome zone, located 1 kilometre west of the Black Fox open-pit, include long mineralized intercepts of 5.1 g/t gold over 56.7 metres (15PR-G015), 4.8 g/t gold over 52.4 metres (15PR-G007) and 5.1 g/t gold over 30.9 metres (15PR- G013), demonstrating considerable continuity over long mineralized intervals.

  Gibson South Zone Shows Promise: Highlights include 5.2 g/t gold over 34.0 metres (GF15-1043), and 6.4 g/t gold over 7.0 metres (GF15-1045) at the Gibson South deposit, located 300 metres to the southwest of the Grey Fox Contact zone.

“Our 2015 exploration program at Black Fox continues to exceed expectations, reaffirming our original investment thesis that the high-grade gold mineralization is much more extensive than previously identified,” commented Joseph F. Conway, Chief Executive Officer. “Exploration drilling is already expected to have replaced our estimated full-year underground production at Black Fox, encouraging us that with continued success we’ll be able to grow our resources beyond depletion this year. The extension of the Froome zone into a wide, continuous mineralized zone, located near the Black Fox mine confirms our belief that there remains significant exploration upside outside of the identified deposits at the Black Fox Complex.”

Black Fox Continues to Grow at Depth

Today Primero announces additional drilling from the Black Fox mine, targeting the high-grade mineralization in the Deep Central Zone, located between the mine’s 600 metre level and the 820 metre level. Two exploration holes have encountered the deeper extensions of this mineralized zone, returning long intercepts including 16.0 grams per tonne (“g/t”) gold over 11.9 metres (520-EX482-76) and 15.4 g/t gold over 10.9 metres (520-EX482-64). Both intersections are located over 800 metres below surface.

Delineation drilling also targeting the Deep Central Zone continues to demonstrate wide intervals of high-grade mineralization. Specific highlights include 10.9 g/t gold over 10.5 metres (580-F392-38A), 8.7 g/t gold over 9.1 metres (580-F392-37) and 9.2 g/t gold over 8.4 metres (580-F392-41). The area remains open along strike and down dip and is expected to continue to expand with the results of additional exploration drilling.

Underground exploration drilling results are included in Table 1 with locations identified in Figure 1.

Table 1: Deep Central Zone – Highlighted Drilling Results

Hole	From	To	Core Length	Gold Grade
	(m)	(m)	(m)	(g/t)
520-EX482-64	361.4	372.3	10.9	15.4
520-EX482-76	366.4	378.3	11.9	16.0
520-L401-63A	334.0	339.5	5.5	7.6
and	341.0	343.1	2.1	15.0
520-L401-67	337.0	345.5	8.5	7.6
580-F392-37	145.2	154.3	9.1	8.7
580-F392-38A	114.6	117.8	3.2	8.7
and	129.7	140.1	10.5	10.9
580-F392-39A	129.6	132.5	2.9	11.2
and	137.3	140.6	3.3	6.8
and	148.8	155.2	6.4	5.3
580-F392-40	151.9	153.7	1.8	18.3
580-F392-41	152.0	160.4	8.4	9.2
580-F392-46	104.0	106.5	2.5	14.0
and	119.0	122.6	3.6	4.8

*All assays are capped at 30 g/t gold, average gold grades over core length widths.

Froome Zone Demonstrates Black Fox’s Continued Prospectiveness

The Company’s surface drilling program at Black Fox has also been successful in expanding the Froome zone discovery. The Froome zone, located approximately 1 kilometre west of the Black Fox open-pit, was initially encountered in late-2014 and intersected by the discovery hole 14BF-591 which targeted a strong Induced Polarization (“IP”) chargeability anomaly. Results from this initial hole were reported in the Company’s February 23, 2015 news release and highlighted a long intercept of continuous mineralization grading 1.7 g/t gold over 66.0 metres. The Froome zone became a priority for 2015 surface exploration, and to-date 39 holes have targeted this new mineralized area.

Highlighted recent drill results from the Froome zone include 5.1 g/t gold over 56.7 metres (15PR-G015) and 4.8 g/t gold over 52.4 metres (15PR-G007) both less than 200 metres below surface, and provide the Company with confidence that this area could continue to expand. The Froome zone continues to be a priority for surface exploration through the remainder of 2015 and 2016.

The Froome zone demonstrates considerable continuity of mineralization and extends laterally over 500 metres dipping 70 to 75 degrees and is located along the highly prospective Gibson-Kelore Fault Zone (“GKFZ”). The GKFZ has been interpreted to be a southeast trending 2nd order splay of the Destor Porcupine Fault Zone (“DPFZ”), which is the major fault structure controlling much of the gold mineralization in the Timmins Gold Camp. The GKFZ is projected to originate from the DPFZ a few kilometres west-northwest of the Black Fox deposit, trending southeast and gradually splitting near the Grey Fox 147 zone at the south boundary of the Black Fox Complex properties.

The GKFZ is an economically important regional structure hosting a series of significant gold deposits including the 147, Contact, Gibson, and Gibson South zones at Grey Fox. It also hosts the two Hislop open-pit deposits, and the Ross Gold Mine. These deposits are all hosted along a 4 to 5 kilometre stretch of this fault.

Additional drilling is still required to fully define the extension of the Froome zone, which is open to the east, west, and at depth. The zone has been traced to the bedrock surface, located 30 metres below the ground surface level. Primero expects to complete approximately 9,000 metres (30 holes) of additional drilling in 2015 at the Froome zone.

Highlighted exploration drilling results from the Froome zone are included in Table 2 with locations identified in Figure 2. The true depth of the Froome intercepts listed below is approximately 100 metres below surface.

Table 2: Froome Zone – Highlighted Surface Exploration Drilling Results

Hole	From	To	Core Length	Gold Grade
	(m)	(m)	(m)	(g/t)
14BF-591 (previously reported)	219.0	285.0	66.0	1.7
15PR-G007	191.6	244.0	52.4	4.8
15PR-G010	349.0	352.0	3.0	4.5
15PR-G012	280.0	306.3	26.3	2.9
15PR-G013	176.9	207.8	30.9	5.1
And	213.0	225.5	12.5	2.5
And	275.0	277.5	2.5	6.2
15PR-G014	214.7	258.5	43.8	4.9
Including	231.8	240.1	8.4	10.1
15PR-G015**	160.9	217.6	56.7	5.1
15PR-G042A	124.3	162.5	38.3	4.5

*All assays are capped at 100 g/t gold, average gold grades over core length widths.
**90 assay intervals (less than 1.0 metre each) are still pending for hole 15PR-G015.

Gibson South Zone Continues to Show Promise

Primero also announces recent drilling results from its Grey Fox project, located approximately 4 kilometres south-east of the Black Fox mine. The Grey Fox project currently includes two potential open-pits at the Contact and 147 zones, but the Grey Fox property also contains a number of other mineralized zones (Grey Fox South, Whisky Jack, Gibson, and Gibson South zones), all within close proximity to each other. These zones also have the potential to become additional sources of ore as part of the Black Fox Complex and are within trucking distance of the Black Fox mill facility.

Similar to the Froome zone, as described above, the Gibson South zone is also located along the GKFZ. The Gibson South zone is located approximately 300 metres southwest of the Contact Zone and south of the historic Gibson Decline, which was used in 1989 to extract an 8,000 tonne bulk sample with an average grade of 27.4 g/t.

Recent drilling at the Gibson South zone has returned results including 5.2 g/t gold over 34.0 metres (GF15-1043).

Highlights of Gibson South zone exploration drill results are included in Table 3 with locations identified in Figure 3.

Table 3: Gibson South Zone – Highlighted Surface Exploration Drilling Results

Hole	From	To	Core Length	Gold Grade
	(m)	(m)	(m)	(g/t)
GF15-1016	317.0	324.0	7.0	5.0
GF15-1043	305.0	339.0	34.0	5.2
GF15-1045	370.0	377.0	7.0	6.4

*All assays are capped at 100 g/t gold, average gold grades over core length widths.

The majority of 2015 drilling has been focused on infilling the Contact zone. This drilling continues to confirm the continuity mineralization within that zone. The two main Grey Fox area deposits, Contact zone and 147 zone have now been drilled off at 15 metre centres.

Highlights of Contact zone infill drill results are included in Table 4 with locations identified in Figure 3.

Table 4: Contact Zone – Highlighted Surface Exploration Drilling Results

Hole	From	To	Core Length	Gold Grade
	(m)	(m)	(m)	(g/t)
GF15-1013	24.00	37.00	13.0	4.1
GF15-1024	59.00	83.00	24.0	3.0
GF15-1027	82.00	85.60	3.6	8.8
GF15-1031	116.00	125.00	9.0	5.8
GF15-1034	127.65	150.00	22.4	6.3

*All assays are capped at 100 g/t gold, average gold grades over core length widths.

Black Fox Complex drilling was conducted by Norex Drilling supervised by Primero’s exploration team. Mr. Gabriel Voicu, P. Geo., Vice President Geology and Exploration, reviewed the technical exploration information in this news release as the Qualified Person (“QP”) for the Company for the purposes of National Instrument 43-101 (“NI 43-101”). All samples are 1/2 core and analyses reported herein were performed by the independent laboratories Polymet Labs of Cobalt, Ontario, which is ISO 9001:2000 certified in North America using standard fire assay procedures, AGAT Laboratories of Mississauga, Ontario, which is ISO 9001/IEC17025 certified, Accurassay Laboratories, which is ISO/IEC 17025 certified, ALS Laboratories, which is ISO 9001/IEC17025 certified, SGS Canada Laboratories, which is ISO9001/IEC17025 certified, using fire assay with ICP-OES finish or using gravimetric finish for values generally over 10 g/t gold, or Swastika Laboratories, which is ISO 17025 certified. Intercepts cited do not necessarily represent true widths, however drilling is generally intersecting interpreted mineralized zones at a high angle. Primero’s quality control program includes systematic insertion of blanks, standard reference material and duplicates to ensure laboratory accuracy. Generally, in a block of twenty samples one will be a duplicate, one will be a standard and one will be a blank.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com

TECHNICAL INFORMATION AND QUALIFIED PERSON NOTES

The scientific and technical information regarding exploration results contained herein is based on information prepared by or under the supervision of Mr. Gabriel Voicu P.Geo., Vice President, Geology and Exploration, of Primero and a QP for the purposes of National Instrument 43-101 (“NI 43-101”). Mr. Voicu has reviewed and approved the contents of this news release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “in order to”, “is focused on” (a future event), “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future or other statements that may be stated in the present tense and are not historical facts.

Forward-looking statements include, but are not limited to, statements regarding the Company's estimation of mineral reserves and resources and the realization of mineral reserve estimates (including all assumptions), the ability to identify new resources and convert resources into reserves and resources, the ability to access or find ore below the current mining level, the timing, nature and success of exploration activities, the ability to replace its estimated 2015 full-year production, and intentions to becoming an intermediate gold producer. The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that the Company does not change its development and exploration plans; that prices for gold and silver remain consistent with the Company's expectations; that the Company identifies new mineralization and extensions of existing mineralization, that the Company’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate, the discovery of additional ounces close to infrastructure and that mine development progresses as planned.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the ability to achieve planned production levels; the ability to fund exploration and development expenditures and for the expenditures to discover mineralization in minable quantities; possible variations in ore reserves, grade or recovery rates, mine development and operating risks; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, exploration and development plans; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; landowner dissatisfaction and disputes; damage to equipment; and the ability to build a portfolio of precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

Figure 1: Black Fox – Deep Central Zone Highlighted Drill Locations

LEGEND
Gold Resource
Underground Mine Working
Recent Highlights
Completed Ramp
Planned Ramp
400 Level
600 Level
800 Level
HIGHLIGHTS
520-EX482-64
15.4 gpt / 10.9 m
520-EX482-76
16.0 gpt / 11.9 m
520-L401-63A
7.6 gpt / 5.5 m
and 15.0 gpt / 2.1 m
520-L401-67
7.6 gpt / 8.5 m
580-F392-37
8.7 gpt / 9.1 m
580-F392-38A
8.7 gpt / 3.2 m
and 10.9 gpt / 10.5 m
580-F392-39A
11.2 gpt / 2.9 m
and 6.8 gpt / 3.3 m
and 5.3 gpt / 6.4 m
580-F392-40
18.3 gpt / 1.8 m
580-F392-41
9.2 gpt / 8.4 m
580-F392-46
14.0 gpt / 2.5 m
and 4.8 gpt / 3.6 m
Planned Exploration Bay
580-F392-37
580-F392-39A
580-F392-40
580-F392-46
580-F392-41
580-F392-38A
520-L401-67
520-L401-63A
520-EX482-64
520-EX482-76

.

Figure 2: Black Fox – Froome Zone Highlighted Drill Locations

Figure 3: Grey Fox – Gibson South Zone and Contact Zone Highlighted Drill Locations